FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2003

Commission File Number: ___________________

TTI TEAM TELECOM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___x___      Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No ___x___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 and the registrant’s Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1.        Press Release: TTI Telecom Announces Preliminary Results & Updates on Contract Wins for Fourth Quarter 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2003	TTI Team Telecom International Ltd. By: /s/ Eli Ofer —————————————— Israel (Eli) Ofer Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.1	Press Release: TTI Telecom Announces PreliminaryResults & Updates on Contract Wins for Fourth Quarter 2002.

EXHIBIT 10.1

TTI Telecom Announces Preliminary Results & Updates on Contract Wins for Fourth Quarter
2002

Company Signs Approximately $25 Million in New Orders in Q4

PETACH TIKVA, Israel, Jan. 29, 2003

TTI Team Telecom International Ltd. (NASDAQ: TTIL), (“the Company”) a leading supplier of Operations Support Systems (“OSS”) and Business Support Systems (“BSS”) for telecom service providers, today announced that it anticipates revenues for the fourth quarter 2002 to be in the range of $10.0 million to $11.0 million, with a net loss in the range of $6.0 million to $7.0 million, or a per share loss in the range of $0.50 to $0.60.

In addition, due to recent developments, there now exists a possibility that the Company will incur a charge following the contract termination, first announced on November 14, 2002, in the range of $7.0 million to $10.0 million. The Company’s anticipated results for the fourth quarter do not take into account this charge. TTI Telecom management will provide additional details and answer investors’ questions on the Company’s quarterly earnings conference call at 9:00am ET on February 20, 2003.

The Company also announced that its backlog as of December 31, 2002 grew to approximately $33 million, up from approximately $24 million at the end of 2001, and was the result of approximately $25 million in new contracts closed in the fourth quarter with new customers and from follow-on orders. TTI Telecom defines backlog as signed orders to be delivered over the next 12 months. The Company further stated that it had closed all six contract push-outs it had experienced in the third quarter and had secured contracts with new customers in every target geography in the fourth quarter.

By geography, contracts awarded in the fourth quarter were:

CALA (Caribbean and Latin America)
TTI Telecom was awarded a significant contract by Instituto Costarricense de Electricidad (ICE), the sole telecommunications provider in Costa Rica.
TTI Telecom received a follow-on order by a Caribbean customer for its GSM/GPRS (2.5G) networks. This order will be delivered as part of a supply agreement between a strategic partner of TTI Telecom and the customer.

APAC
TTI Telecom was awarded a contract by a leading service provider in India.
Additionally, TTI Telecom was awarded a contract by the sole CDMA2000 (3G) operator in Taiwan. The order will be delivered as part of a supply agreement between a strategic partner of TTI Telecom and the customer.

EUROPE
In Europe, TTI Telecom was awarded a contract by Tele2 Sverige AB, a leading telecommunications provider in Sweden.
TTI Telecom was also awarded a contract by one of the world’s largest mobile communications companies, headquartered in the U.K.
TTI Telecom also received a follow-on order from the leading telecommunications group in the Nordic and Baltic regions.

NORTH AMERICA
TTI Telecom was awarded a contract by a new, Tier-1 service provider customer.
The Company was also awarded a contract by a new, Top-10 wireless service provider customer.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems (“OSS”) and network management systems (“NMS”) in the telecommunications industry. The Company’s solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company’s products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed in the Company’s SEC filings.

Contact:
TTI Telecom Ltd.
Meir Lipshes
Tel: +972 3 922 1262
Fax: +972 3 922 1249
meirl@tti-telecom.com
or
Sanjay Hurry
Tel: +201/795-3883 Ext. 220
Fax: +201/795-3920
sanjay@tti-telecom.com